UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2023

001-41641

(Commission File Number)

SHL TELEMEDICINE LTD.

(Translation of registrant’s name into English)

90 Yigal Alon Street

Tel Aviv 67891, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Exhibit	Description

99.1	Annual Report to Shareholders for the year ended December 31, 2022 filed with the SIX Swiss Exchange.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 11, 2023	SHL TELEMEDICINE LTD.

	By:	/s/ Amir Hai
	Name:	Amir Hai
	Title:	Chief Financial Officer